Exhibit 12

John Deere Capital Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)

	Three Months Ended January 31,		For the Years Ended October 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Income of consolidated group before income taxes	$92.0	$48.5	$221.9	$437.1	$479.6	$442.7	$424.8
Fixed charges excluding capitalized interest	151.0	208.5	793.6	843.4	882.0	732.2	480.1
Total earnings	$243.0	$257.0	$1,015.5	$1,280.5	$1,361.6	$1,174.9	$904.9

Fixed charges:
Interest expense of consolidated group including capitalized interest	$150.0	$207.5	$789.6	$839.1	$877.9	$726.9	$473.2
Rent expense	1.0	1.2	5.0	4.8	4.1	5.3	6.9
Total fixed charges	$151.0	$208.7	$794.6	$843.9	$882.0	$732.2	$480.1

Ratio of earnings to fixed charges*	1.61	1.23	1.28	1.52	1.54	1.60	1.88

“Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest.  “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, interest related to uncertain tax positions, an estimated amount of rental expense under capitalized leases that is deemed to be representative of the interest factor and rental expense under operating leases, and capitalized interest.

The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

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